UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 333-274650

MicroAlgo Inc.

(Registrant’s Name)

Unit 507, Building C, Taoyuan Street,

Long Jing High and New Technology Jingu Pioneer Park,

Nanshan District, Shenzhen, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Attached as Exhibit 99.1 hereto is the Company’s Notice of Extraordinary General Meeting ("EGM”) for an EGM to be held at Company headquarters on March 15, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MicroAlgo Inc.

By:	/s/ Min Shu
Name:	Min Shu
Title:	Chief Executive Officer

Date: February 29, 2024

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting

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